Filed by Tidewater Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: GulfMark Offshore, Inc.

Commission File No.: 001-33607

Senior Leader Communications Packet

Cover Note/Instructions

As discussed on the pre-briefing call with leaders, this document contains materials that will help guide your conversations with your teams. While we’ve shared most of our information on the all-hands town hall, a recording of which is available for any employees who may have missed it, it is important that you help reiterate many of the key messages. In your meetings with your employees, please set the tone as positive, encourage your employees to stay focused on their responsibilities, and make clear that you are available to take their questions.

After your team has had a chance to listen to the all-hands town hall, please call a meeting to go over this news. Below are the following items to guide the discussion:

1.	Set of talking points that you can use to a lead the discussion about this combination with your teams.

2.	List of questions we anticipate that employees may ask. Please feel free to share these answers orally with your team if asked.

3.	Talking points for discussions with vendors and customers – these should be provided only to employees who interact with these audiences to guide their conversations about the transaction.

It is essential that we speak honestly and accurately with our employees during this transition. Please don’t speculate or make guesses about what may or may not occur in the future. It is perfectly OK to tell your team when you don’t have an answer to their question. In fact, at this early stage, we don’t have all the answers yet. However, we are committed to keeping all employees informed and will provide new information when we have it.

Of course, please keep us apprised of any questions employees have where we don’t have answers so that we can provide additional communications in the following days and weeks that address questions that emerge.

Senior Leader Communications Packet

Employee Team Meeting Talking Points + Q&A

•	Thanks for joining this short meeting to discuss our announcement that GulfMark will be joining Tidewater to create a leader in our sector.

•	This will be an opportunity to go over the information presented at the all-hands employee townhall. For those of you who couldn’t make it, I recommend you take the time to watch the webcast later so you can hear directly from John Rynd about this news.

•	As you all know, we announced that GulfMark will be merging with Tidewater. We’ll still be known as Tidewater, and John Rynd will continue to lead as CEO.

•	But we will become much larger, with the industry’s largest fleet and the broadest global operating footprint.

•	This is a great development for our company and for our customers, who will have enhanced access to superior, cost-effective customer service with our unwavering commitment to safety.

•	We will be promising our customers a seamless transition with no disruption to operations. As this process unfolds, our main goal is going to be staying focused on our customers and on delivering the same level of safety and service that our customers have come to expect from us.

•	I know that mergers like this one can often mean a period of uncertainty for employees. I expect that a number of you may have questions about what exactly this combination means for you.

•	Management has said that it expects that there will be some overlap between Tidewater and GulfMark operations, and that means potential reductions across both companies. However, with the deal just announced and the close of the deal still months away, it is just too soon to say which positions will be affected.

•	I understand this represents significant uncertainty for our teams. But until the transaction closes, it is business as usual at Tidewater.

•	I can assure you that we intend to communicate with employees ahead of any changes that may affect you after the deal closes.

•	We also see significant opportunities for employees as part of this:

o	We will be the market leader in a market that is heading towards recovery.

o	We will have the industry’s largest fleet of Tier 1 vessels.

o	We will have scale in the key North Sea market, which is seeing improved activity levels.

o	And we will have significant balance sheet strength and flexibility, which means we will be positioned to pursue additional acquisitions when we see the right opportunities to continue to grow in this highly fragmented industry.

•	And speaking of the close, it’s important to note that while we have signed a definitive agreement to merge with GulfMark, the two companies remain separate until the transaction

Senior Leader Communications Packet

closes, which we expect will occur in the fourth quarter. In the meantime, GulfMark remains a competitor and it will be important to refrain from contacting their employees or sharing any information with them, unless specifically authorized to do so.

•	I’d now like to give you the opportunity to ask questions. Also, please don’t hesitate to contact me if you have anything you’d prefer to ask in private.

Employee Q&A

1.	As a Tidewater employee, what does this announcement mean for me?

Together with GulfMark, Tidewater will be better positioned to achieve and sustain market leadership during both healthy and challenging market conditions, allowing us to operate with enhanced long-term focus, increase investments in strategic-growth opportunities and better adjust to changes in the industry.

With this transaction, we enter an important next phase in accelerating Tidewater’s strategy to deliver increasing value to our customers, employees, vendors and shareholders over the long haul. GulfMark shares with Tidewater similar values of safety, customer service, and employee care, and has demonstrated its commitment to Tidewater’s long-term success and strategic vision going forward.

2.	How do you plan to combine the cultures of Tidewater and GulfMark?

Tidewater and GulfMark share similar values of safety, customer service and care for our employees, and we expect the integration process to be smooth.

3.	I own stock in Tidewater. How will this affect my ownership? Is there any action required of me?

Under the terms of the all-stock agreement, GulfMark shareholders will receive 1.100 Tidewater equity shares or warrants for each share or warrant held, representing 27% ownership in the combined company after completion of the merger, or 26% on a fully-diluted basis. No action is required on your part. If you are a shareholder, you will be able to vote for or against the transaction as all shareholders do. Shareholders will receive additional information in advance of the shareholder vote. For more information, please contact Jason Stanley, Director, Investor Relations.

Senior Leader Communications Packet

4.	How will our customers and vendors be notified? What can I tell my customers?

Customers and vendors will be notified shortly by the appropriate Tidewater representatives. If asked, you can tell customers that we expect the combined company be positioned to support customers across geo-markets and water depths, and that we will never compromise on our unwavering commitment to safety. Please refrain from speculating about the transaction. As always, if you receive a question from a member of the media or an investor, please refer them immediately to Jason Stanley, Director of Investor Relations.

5.	What if someone from the media calls me to ask questions?

In the event you are contacted by the media, an investor or other third parties about this news, we remind you that it is our company policy to have only designated spokespeople address these questions. Please refer questions to Jason Stanley, Director, Investor Relations at +1.713.470.5292, +1.713.553.7990 or jstanley@tdw.com.

6.	How will this impact my compensation and benefits? Time of service, 401K? PTO, etc? (any HR related questions)

Until the transaction closes, it is business as usual at Tidewater. We will be making key operational decisions about the combined company over the coming months, and it is simply too soon to say how that may affect our employees. We are committed to communicating with you directly as we have updated information.

7.	When will integration take place officially?

Integration will begin when the transaction is finalized. We expect the transaction to close in the fourth quarter.

8.	If my role is eliminated, will there be a severance program? What will the severance policy be?

Tidewater remains committed to fair handling of staffing changes and will communicate directly with team members as appropriate. At this time, it is too soon to say if and when specific changes may take place. Until the transaction closes, it remains business as usual at Tidewater.

Senior Leader Communications Packet

9.	Will this transaction result in a reduction in Tidewater employees?

Until the transaction closes, it is business as usual at Tidewater. We will be making key operational decisions about the combined company over the coming months, and it is simply too soon to say which operations, vessels or employees may be affected. We are committed to communicating with you directly as we have updated information.

10.	Is there anything I need to do now?

No. At this time, it will be business as usual at both companies. The best thing you can do to support a successful transaction is to continue to focus on safety and customer service as you always do.

Senior Leader Communications Packet

Customer Talking Points + Q&A

Talking Points

•	Thank you for taking this call with me. I wanted to update you on what is happening at Tidewater

•	Pleased to announce that Tidewater is combining with GulfMark Offshore to become a global leader in OSV industry.

•	Transaction will create:

•	industry’s largest fleet and broadest global operating footprint in OSV market,

•	with unmatched ability to support customers across geo-markets and water depths.

•	Tidewater customers will benefit from:

•	enhanced access to modern, high-specification vessels in all major markets and water depths.

•	As always, we maintain a strong commitment to safe, consistent and reliable services

•	Expect to close the deal in fourth quarter, and afterwards, anticipate a smooth integration.

•	It is business as usual and you should see no changes as a result of this announcement.

•	You will receive more information in the coming months, and in the meantime, we invite you to review the press release available on the Tidewater web site.

•	I wanted to personally thank you for your business. We value our relationship with you and look forward to serving you for many years to come.

•	I now invite you to ask any questions you may have, and after this call if you have any further questions, please feel free to ask your Tidewater representative.

Senior Leader Communications Packet

Customer Q&A

11.	How will this transaction impact customers’ relationships with Tidewater?

We do not anticipate any changes to Tidewater’s relationships with its customers as a result of this transaction. Until the transaction closes, it remains business as usual at Tidewater.

12.	How will the transaction benefit Tidewater’s customers?

As a result of this transaction, the combined company will be better positioned to achieve and sustain market leadership during both healthy and challenging market conditions, allowing us to operate with enhanced long-term focus, increase investments in strategic-growth opportunities and better adjust to changes in the industry. We believe the combination will allow Tidewater to enhance value for our customers and all of our stakeholders.

13.	Does this change the services that Tidewater offers? Will pricing be affected?

Until the transaction closes, it is business as usual at Tidewater and we do not anticipate any changes to your relationship with us as a result of this transaction. As is our typical practice, you will be promptly notified if there are any changes in the future.

14.	Will there be any significant changes to Tidewater’s business segments?

Until the transaction closes, we do not anticipate any changes to Tidewater’s business segments as a result of this transaction. We will notify you ahead of any changes that may affect our work together.

15.	Will there be any changes in our contracts with Tidewater?

Until the transaction closes, it is business as usual at Tidewater and we do not anticipate any changes to your relationship with us as a result of this transaction. As is our typical practice, you will be promptly notified if there are any changes in the future.

16.	Will my contacts at the company remain the same?

Until the transaction closes, it is business as usual at Tidewater and we do not anticipate any changes to your relationship with us as a result of this transaction. As is our typical practice, you will be promptly notified if there are any changes in the future. You can continue to contact your normal representative.

Senior Leader Communications Packet

Vendor Talking Points + Q&A

Talking Points

•	Thank you for taking my call. I wanted to update you on an announcement Tidewater made today, and to thank you for your partnership with us.

•	Today Tidewater announced plans to merge with GulfMark Offshore, creating a leader in the offshore support vessel market.

•	This is good news for Tidewater as we will have a larger fleet and the broadest global operating footprint in the OSV market, with an unmatched ability to support customers across geo-markets and water depths.

•	We will also be better positioned to navigate fluctuating market conditions with unparalleled financial strength in the sector.

•	We think the breadth and strength of the combined company will also be good news for our vendors.

•	Until the transaction closes, it is business as usual at Tidewater:

o	You should expect no changes to our current relationship

o	The deal is expected to close in the fourth quarter.

o	We expect the integration process of GulfMark to be smooth.

o	We are committed to communicating any changes with you in the coming months.

•	Tidewater greatly values your partnership and will provide more information as it becomes available.

o	As always, we remain focused on delivering for customers during this period.

o	For more information, please read the press release on our website or contact your Tidewater representative.

o	Tidewater looks forward to working with you in the future.

•	I invite you to ask any questions you may have.

Senior Leader Communications Packet

Vendor Q&A

17.	How will this transaction impact vendors’ relationships with Tidewater?

We do not anticipate any changes to Tidewater’s relationships with its customers or vendors as a result of this transaction. Until the transaction closes, it remains business as usual at Tidewater.

18.	What will happen to GulfMark vendors? Will we be in competition with them? Will vendors be consolidated?

We do not anticipate any changes to Tidewater’s relationships with its customers or vendors as a result of this transaction. Until the transaction closes, it remains business as usual at Tidewater. In the next few months, the Tidewater management team will work to finalize integration plans for GulfMark, and we are committed to communicating any changes to you.

19.	Will there be any disruption to our payment during this transaction or after?

No, it is business as usual at Tidewater and we do not anticipate any changes to your relationship with us as a result of this transaction.

20.	Will there be any significant changes to Tidewater’s business segments?

At this time, we do not anticipate any changes to Tidewater’s business segments as a result of this transaction. Until the transaction closes, it is business as usual at Tidewater.

21.	Will my contact change?

Until the transaction closes, it is business as usual at Tidewater and we do not anticipate any changes to your relationship with us as a result of this transaction. As is our typical practice, you will be promptly notified if there are any changes in the future. You can continue to contact your normal representative.

22.	Will there be any changes in our contracts with Tidewater? End of contract fees?

Until the transaction closes, it is business as usual at Tidewater and we do not anticipate any changes to your relationship with us as a result of this transaction. As is our typical practice, you will be promptly notified if there are any changes in the future.

Senior Leader Communications Packet

23.	I am currently a vendor of both Tidewater and GulfMark. Will this transaction affect my contract or pricing?

Until the transaction closes, it is business as usual at Tidewater and we do not anticipate any changes to your relationship with us as a result of this transaction. As is our typical practice, you will be promptly notified if there are any changes in the future.

NO OFFER OR SOLICITATION

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Tidewater Inc. (“Tidewater”) will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Joint Proxy Statement/Prospectus”) which will include a registration statement and prospectus with respect to Tidewater’s shares of common stock to be issued in the Transaction and a joint proxy statement of Tidewater and GulfMark in connection with the Transaction. The definitive Joint Proxy Statement/Prospectus will contain important information about the proposed Transaction and related matters. STOCKHOLDERS ARE URGED AND ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The Joint Proxy Statement/Prospectus and other relevant materials (when they become available) and any other documents filed by Tidewater or GulfMark with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus from Tidewater by contacting Investor Relations by mail at 6002 Rogerdale Road, Suite 600, Houston, TX, 77072, Attn: Investor Relations, by telephone at +1-713-470-5292, or by going to Tidewater’s Investor Relations page on its corporate web site at www.tdw.com, and from GulfMark by contacting Investor Relations by mail at 842 West Sam Houston Parkway North, Suite 400, Houston, TX, 77024, Attn: Investor Relations, by telephone at +1-713-369-7300, or by going to GulfMark’s Investor Relations page on its corporate web site at www.gulfmark.com.

PARTICIPANTS IN THE SOLICITATION

Tidewater, GulfMark and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed Transaction. Information about Tidewater’s directors is set forth in our Transition Report on Form 10-K for the transition period from April 1, 2017 to December 31, 2017, which was filed with the SEC on March 15, 2018. Information about GulfMark’s directors and executive officers is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on April 2, 2018. These documents are available free of charge at the SEC’s web site at www.sec.gov, from Tidewater by contacting Investor Relations by mail at 6002 Rogerdale Road, Suite 600, Houston, TX, 77072 Attn: Investor Relations, or by going to Tidewater’s Investor Relations page on its corporate web site at www.tdw.com, and from GulfMark by contacting Investor Relations by mail at 842 West Sam Houston Parkway North, Suite 400, Houston, TX, 77024, Attn: Investor Relations, or by going to GulfMark’s Investor Relations page on its corporate web site at www.gulfmark.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Transaction will be included in the Joint Proxy Statement/Prospectus that Tidewater intends to file with the SEC.